FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated balance sheet

at 30 September 2009 - pro forma (unaudited)

	30 September 2009	30 June 2009	31 December 2008
	£m	£m	£m

Assets
Cash and balances at central banks	36,567	34,302	11,830
Net loans and advances to banks	60,274	48,624	70,728
Reverse repurchase agreements and stock borrowing	37,190	35,076	58,771
Loans and advances to banks	97,464	83,700	129,499
Net loans and advances to customers	587,996	593,277	691,976
Reverse repurchase agreements and stock borrowing	43,463	47,485	39,289
Loans and advances to customers	631,459	640,762	731,265
Debt securities	251,281	229,059	253,159
Equity shares	16,830	14,220	22,198
Settlement balances	28,634	23,244	17,812
Derivatives	552,466	555,890	991,495
Intangible assets	15,339	15,117	16,415
Property, plant and equipment	18,208	16,292	17,181
Deferred taxation	7,667	7,573	5,786
Prepayments, accrued income and other assets	19,664	20,620	21,573
Assets of disposal groups	4,737	3,666	480

Total assets	1,680,316	1,644,445	2,218,693

Liabilities
Bank deposits	138,584	135,601	178,943
Repurchase agreements and stock lending	39,816	44,142	83,666
Deposits by banks	178,400	179,743	262,609
Customer deposits	423,769	415,267	460,318
Repurchase agreements and stock lending	69,465	75,015	58,143
Customer accounts	493,234	490,282	518,461
Debt securities in issue	266,213	248,710	269,458
Settlement balances and short positions	71,891	60,282	54,264
Derivatives	537,522	534,632	969,409
Accruals, deferred income and other liabilities	20,754	21,543	24,140
Retirement benefit liabilities	1,410	1,363	1,564
Deferred taxation	3,275	3,344	3,177
Insurance liabilities	7,480	7,186	7,480
Subordinated liabilities	33,085	32,106	43,678
Liabilities of disposal groups	8,201	7,465	138

Total liabilities	1,621,465	1,586,656	2,154,378

Equity:
Minority interests	2,185	2,123	5,436
Owners' equity*	56,666	55,666	58,879

Total equity	58,851	57,789	64,315

Total liabilities and equity	1,680,316	1,644,445	2,218,693

*Owners' equity attributable to:
Ordinary shareholders	48,820	47,820	45,525
Other equity owners	7,846	7,846	13,354

	56,666	55,666	58,879

Commentary on condensed consolidated balance sheet - pro forma

Total assets of £1,680.3 billion at 30 September 2009 were up £35.9 billion, 2%, compared with 30 June 2009, primarily due to exchange rate movements following the weakening of sterling since June.

Loans and advances to banks increased by £13.8 billion, 16%, to £97.5 billion reflecting higher reverse repurchase agreements and stock borrowing ("reverse repos"), up by £2.1 billion, 6% to £37.2 billion, and growth in bank placings, up by £11.7 billion, 24%, to £60.3 billion as a result of increased wholesale lending.

Loans and advances to customers were down £9.3 billion, 1%, at £631.5 billion. Within this, reverse repos decreased by 8%, £4.0 billion to £43.5 billion. Excluding reverse repos, customer lending declined by £5.3 billion, 1% to £588.0 billion or £3.9 billion, 1% before impairment provisions.  This reflected reductions in Global Banking & Markets of £11.0 billion, Non-Core, £9.5 billion, US Retail & Commercial, £2.2 billion, and Ulster Bank, £0.8 billion, partially offset by growth in Retail, £3.8 billion, UK Corporate & Commercial, £1.3 billion, Wealth, £1.0 billion, and GTS, £0.7 billion, together with the effect of exchange rate movements, £12.5 billion.

Debt securities were up £22.2 billion, 10%, to £251.3 billion and equity shares rose by £2.6 billion, 18%, to £16.8 billion, principally due to increased holdings in Global Banking & Markets and Group Treasury, in part reflecting a £6.0 billion growth in the gilt liquidity portfolio.

Settlement balances rose by £5.4 billion, 23% to £28.6 billion as a result of increased customer activity.

Deposits by banks declined by £1.3 billion, 1% to £178.4 billion. This reflected decreased repurchase agreements and stock lending ("repos"), down £4.3 billion, 10% to £39.8 billion partially offset by increased inter-bank deposits, up £3.0 billion, 2%, to £138.6 billion.

Customer accounts were up £3.0 billion, 1% to £493.2 billion. Within this, repos declined £5.6 billion, 7% to £69.5 billion. Excluding repos, deposits increased by £8.5 billion, 2%, to £423.8 billion, with reductions in Global Banking & Markets, down £9.0 billion, more than offset by growth across all other divisions, up £11.1 billion, and the effect of exchange rate movements, £6.4 billion.

Debt securities in issue increased £17.5 billion, 7%, to £266.2 billion mainly as a result of growth in Global Banking & Markets and Group Treasury, partly to fund the growth in the gilt liquidity portfolio, together with the effect of movements in exchange rates.

Settlement balances and short positions were up £11.6 billion, 19%, to £71.9 billion reflecting increased customer activity.

Subordinated liabilities rose by £1.0 billion, 3%, to £33.1 billion, with the redemption of £0.9 billion undated loan capital more than offset by the effect of exchange rate movements and other adjustments, £1.9 billion.

Owners' equity increased by £1.0 billion, 2% to £56.7 billion. Reductions in available-for-sale reserve losses of £2.1 billion, net of tax, and exchange rate movements of £0.6 billion were offset in part by the £1.5 billion attributable loss for the period and the payment of other owners dividends of £0.2 billion.

Notes to pro forma results

1. Basis of preparation

The pro forma financial information shows the underlying performance of the Group including the results of the ABN AMRO businesses to be retained by the Group. This information is prepared using the Group's accounting policies and is being provided to give a better understanding of the results of the RBS operations excluding the results attributable to the other Consortium Members.

Group operating profit on a pro forma basis excludes:

•     amortisation of purchased intangible assets;

•     write-down of goodwill and other intangible assets;

•     integration and restructuring costs;

•     gain on redemption of own debt; and

•     gain on sale of strategic investments.

2. Taxation

The credit for taxation differs from the tax credit computed by applying the standard UK corporation tax rate of 28% (2008 - 28.5%) as follows:
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(2,077)	59	1,903	(2,062)	1,177

Expected tax (credit)/charge at 28% (2008 - 28.5%)	(582)	16	542	(578)	335
Unrecognised timing differences	(223)	(73)	84	(207)	88
Other non-deductible items	35	38	41	108	203
Non-taxable items:
- Gain on redemption of own debt	-	(692)	-	(692)	-
- Other	(27)	(93)	(34)	(203)	(259)
Taxable foreign exchange movements	9	(23)	9	(14)	16
Foreign profits taxed at other rates	126	(18)	87	173	65
Losses/(gains) in year not recognised	83	181	(5)	267	35
Other	(6)	(25)	-	(29)	-
Adjustments in respect of prior periods	9	49	-	187	(62)

Actual tax (credit)/charge	(576)	(640)	724	(988)	421

The Group has recognised a deferred tax asset at 30 September 2009 of £7,667 million (30 June 2009 - £7,573 million; 31 December 2008 - £5,786 million), of which £6,032 million (30 June 2009 - £5,639 million; 31 December 2008 - £4,706 million) relates to carried forward trading losses in the UK. Under the HM  Revenue & Customs rules, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 September and concluded that it is recoverable based on the base case future profit projection.

Notes to pro forma results

3. Loan impairment provisions

Operating (loss)/profit is stated after charging loan impairment losses for 3Q09 of £3,262 million (2Q09 - £4,520 million; 3Q08 - £1,023 million; YTD09 - £10,058 million; YTD08 - £2,429 million). The balance sheet loan impairment provisions increased in the three months ended 30 September 2009 from £13,773 million to £

15,124 million, and the movements thereon were:
	30 September 2009
	Core	Non-Core	Total	30 June 2009	31 December 2008
	£m	£m	£m	£m	£m

At beginning of period	5,575	8,198	13,773	9,451	4,956
Transfers to disposal groups	-	(312)	(312)	-	-
Currency translation and other adjustments	283	(206)	77	(505)	1,023
Disposals	-	-	-	-	(178)
Amounts written-off	(438)	(1,252)	(1,690)	(1,932)	(2,897)
Recoveries of amounts previously written-off	53	61	114	140	261
Charge to income statement	1,107	2,155	3,262	6,796	6,478
Unwind of discount	(17)	(83)	(100)	(177)	(192)

	6,563	8,561	15,124	13,773	9,451

Provisions at 30 September 2009 include £151 million (30 June 2009 - £126 million; 31 December 2008 - £127 million) in respect of loans and advances to banks.

4. Strategic disposals

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Gain on sale of investments in:
Bank of China (1)	(5)	-	-	236	-
Linea Directa	-	212	-	212	-
Provision for loss on disposal of Asian branches	(150)	-	-	(150)	-

	(155)	212	-	298	-
Note:
(1)	YTD09 includes £359 million attributable to minority interests.

Notes to pro forma results (continued)

5. Segmental analysis

Analysis of divisional contribution

The tables below provide an analysis of the divisional contribution for the quarter ended 30 September 2009 and the first nine months of 2009, by main income statement captions. The pro forma divisional income statements on pages 28 to 54 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Net insurance claims	Impairment losses	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

Quarter ended 30 September 2009
UK Retail (1)	848	463	1,311	(752)	(91)	(404)	64
UK Corporate	607	329	936	(370)	-	(187)	379
Wealth	168	111	279	(159)	-	(1)	119
Global Banking & Markets (2)	474	1,385	1,859	(1,212)	-	(272)	375
Global Transaction Services	234	388	622	(347)	-	(22)	253
Ulster Bank	176	55	231	(172)	-	(144)	(85)
US Retail & Commercial	410	224	634	(497)	-	(180)	(43)
RBS Insurance	86	1,033	1,119	(178)	(928)	(2)	11
Central items	32	131	163	(42)	-	(1)	120

Core	3,035	4,119	7,154	(3,729)	(1,019)	(1,213)	1,193
Non-Core (3)	226	(286)	(60)	(466)	(126)	(2,066)	(2,718)
Amortisation of purchased intangible assets	-	-	-	(73)	-	-	(73)
Integration and restructuring costs	-	-	-	(324)	-	-	(324)
Strategic disposals	-	(155)	(155)	-	-	-	(155)

	3,261	3,678	6,939	(4,592)	(1,145)	(3,279)	(2,077)
RFS Holdings minority interest	602	539	1,141	(960)	(64)	(209)	(92)

Total statutory	3,863	4,217	8,080	(5,552)	(1,209)	(3,488)	(2,169)

Notes:
(1)	Reallocation of netting of bancassurance claims of £91 million from non-interest income.
(2)

Reallocation of £12 million between net interest income and non-interest income in respect of funding costs of rental assets, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £39 million.

(3)

Reallocation of £56 million between net interest income and non-interest income in respect of funding costs of rental assets and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £5 million.

Notes to pro forma results (continued)

5. Segmental analysis (continued)

Analysis of divisional contribution (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Net insurance claims	Impairment losses	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

Nine months ended 30 September 2009
UK Retail (1)	2,513	1,269	3,782	(2,336)	(117)	(1,228)	101
UK Corporate	1,666	968	2,634	(1,112)	-	(737)	785
Wealth	502	333	835	(481)	-	(23)	331
Global Banking & Markets (2)	1,969	7,539	9,508	(3,900)	-	(510)	5,098
Global Transaction Services	679	1,171	1,850	(1,066)	-	(35)	749
Ulster Bank	586	163	749	(541)	-	(301)	(93)
US Retail & Commercial	1,352	728	2,080	(1,625)	-	(549)	(94)
RBS Insurance	268	3,016	3,284	(569)	(2,479)	(8)	228
Central items	(151)	291	140	156	-	1	297

Core	9,384	15,478	24,862	(11,474)	(2,596)	(3,390)	7,402
Non-Core (3)	737	(3,714)	(2,977)	(1,454)	(440)	(7,410)	(12,281)
Amortisation of purchased intangible assets	-	-	-	(213)	-	-	(213)
Integration and restructuring costs	-	-	-	(1,058)	-	-	(1,058)
Gain on redemption of own debt	-	3,790	3,790	-	-	-	3,790
Strategic disposals	-	298	298	-	-	-	298
Write-down of goodwill and other intangible assets	-	-	-	(311)	-	-	(311)

	10,121	15,852	25,973	(14,510)	(3,036)	(10,800)	(2,373)
RFS Holdings minority interest	2,116	1,832	3,948	(2,933)	(307)	(748)	(40)

Total statutory	12,237	17,684	29,921	(17,443)	(3,343)	(11,548)	(2,413)

Notes:
(1)	Reallocation of netting of bancassurance claims of £117 million from non-interest income.
(2)

Reallocation of £39 million between net interest income and non-interest income in respect of funding costs of rental assets, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £89 million.

(3)

Reallocation of £192 million between net interest income and non-interest income in respect of funding costs of rental assets and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £27 million.

Notes to pro forma results (continued)

6. Financial instruments

Classification

The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Held-for- trading	Designated at fair value through profit or loss	Available- for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Other assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 30 September 2009
Cash and balances at central banks	-	-	-	36,567	-	-	-	36,567
Loans & advances to
banks	43,469	-	-	53,995	-	-	-	97,464
Loans and advances to
customers	47,149	2,127	-	568,394	-	13,789	-	631,459
Debt securities	118,237	2,705	119,232	11,107	-	-	-	251,281
Equity shares	11,474	2,100	3,256	-	-	-	-	16,830
Settlement balances	-	-	-	28,634	-	-	-	28,634
Derivatives (1)	552,466	-	-	-	-	-	-	552,466
Intangible assets	-	-	-	-	-	-	15,339	15,339
Property, plant and
equipment	-	-	-	-	-	-	18,208	18,208
Deferred taxation	-	-	-	-	-	-	7,667	7,667
Prepayments, accrued
income and other assets	-	-	-	1,588	-	-	18,076	19,664
Assets of disposal groups	-	-	-	-	-	-	4,737	4,737

Total assets	772,795	6,932	122,488	700,285	-	13,789	64,027	1,680,316

Deposits by banks	56,980	-	-	-	121,420	-	-	178,400
Customer accounts	58,439	5,719	-	-	429,076	-	-	493,234
Debt securities in issue	3,032	38,297	-	-	224,884	-	-	266,213
Settlement balances and
short positions	46,427	-	-	-	25,464	-	-	71,891
Derivatives (1)	537,522	-	-	-	-	-	-	537,522
Accruals, deferred income
and other liabilities	-	-	-	-	1,647	242	18,865	20,754
Retirement benefit liabilities	-	-	-	-	-	-	1,410	1,410
Deferred taxation	-	-	-	-	-	-	3,275	3,275
Insurance liabilities	-	-	-	-	-	-	7,480	7,480
Subordinated liabilities	-	1,414	-	-	31,671	-	-	33,085
Liabilities of disposal
groups	-	-	-	-	-	-	8,201	8,201

Total liabilities	702,400	45,430	-	-	834,162	242	39,231	1,621,465

Equity								58,851

								1,680,316

Notes to pro forma results (continued)

6. Financial instruments (continued)

Classification (continued)

	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Other assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2009
Cash and balances at
central banks	-	-	-	34,302	-	-	-	34,302
Loans & advances to banks	35,849	-	-	47,851	-	-	-	83,700
Loans and advances to
customers	51,987	1,963	-	573,246	-	13,566	-	640,762
Debt securities	107,410	4,446	105,858	11,345	-	-	-	229,059
Equity shares	9,694	1,865	2,661	-	-	-	-	14,220
Settlement balances	-	-	-	23,244	-	-	-	23,244
Derivatives (1)	555,890	-	-	-	-	-	-	555,890
Intangible assets	-	-	-	-	-	-	15,117	15,117
Property, plant and
equipment	-	-	-	-	-	-	16,292	16,292
Deferred taxation	-	-	-	-	-	-	7,573	7,573
Prepayments, accrued
income and other assets	-	-	-	1,461	-	-	19,159	20,620
Assets of disposal groups	-	-	-	-	-	-	3,666	3,666

Total assets	760,830	8,274	108,519	691,449	-	13,566	61,807	1,644,445

Deposits by banks	58,017	-	-	-	121,726	-	-	179,743
Customer accounts	64,743	4,456	-	-	421,083	-	-	490,282
Debt securities in issue	1,051	34,198	-	-	213,461	-	-	248,710
Settlement balances and
short positions	37,224	-	-	-	23,058	-	-	60,282
Derivatives (1)	534,632	-	-	-	-	-	-	534,632
Accruals, deferred income
and other liabilities	-	-	-	-	1,618	24	19,901	21,543
Retirement benefit liabilities	-	-	-	-	-	-	1,363	1,363
Deferred taxation	-	-	-	-	-	-	3,344	3,344
Insurance liabilities	-	-	-	-	-	-	7,186	7,186
Subordinated liabilities	-	1,291	-	-	30,815	-	-	32,106
Liabilities of disposal groups	-	-	-	-	-	-	7,465	7,465

Total liabilities	695,667	39,945	-	-	811,761	24	39,259	1,586,656

Equity								57,789

								1,644,445

Note:
(1)	Held-for-trading derivatives include hedging derivatives.

Notes to pro forma results (continued)

6. Financial instruments (continued)

Valuation techniques

Refer to note 11 of the 2008 Annual Report and Accounts.

Valuation hierarchy

The table below shows financial instruments carried at fair value by valuation method.

	30 September 2009				30 June 2009
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Assets
Fair value through profit or loss:
Loans and advances to banks	-	43.4	-	43.4	-	35.8	-	35.8
Loans and advances to customers	-	48.2	1.1	49.3	-	52.8	1.1	53.9
Debt securities	62.8	55.0	3.1	120.9	53.3	55.0	3.6	111.9
Equity shares	10.0	3.1	0.5	13.6	9.3	1.8	0.5	11.6
Derivatives	0.8	545.1	6.6	552.5	0.9	546.3	8.7	555.9

	73.6	694.8	11.3	779.7	63.5	691.7	13.9	769.1
Available-for-sale:
Debt securities	46.5	71.0	1.7	119.2	33.9	70.3	1.6	105.8
Equity shares	1.4	1.3	0.6	3.3	0.9	1.3	0.5	2.7

	47.9	72.3	2.3	122.5	34.8	71.6	2.1	108.5

	121.5	767.1	13.6	902.2	98.3	763.3	16.0	877.6

Liabilities
Deposits by banks and customers	-	121.0	0.1	121.1	-	127.0	0.3	127.3
Debt securities in issue	3.7	34.2	3.4	41.3	-	32.1	3.1	35.2
Short positions	36.0	10.2	0.2	46.4	29.9	6.9	0.4	37.2
Derivatives	1.8	532.6	3.1	537.5	1.6	528.8	4.2	534.6
Other financial liabilities (4)	-	1.4	-	1.4	-	1.3	-	1.3

	41.5	699.4	6.8	747.7	31.5	696.1	8.0	735.6

Notes:
(1)

Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares, certain exchange-traded derivatives, G10 government securities and certain US agency securities.

(2)	Valued using techniques based significantly on observable market data. Instruments in this category are valued using:
	(a)	quoted prices for identical instruments in markets which are not considered to be active or quoted prices for similar instruments trading in active or not so active markets; or
	(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

Instruments that trade in markets that are not considered to be active, but for which valuations are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and instruments valued using techniques include: most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group's life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

Notes to pro forma results (continued)

6. Financial instruments (continued)

Valuation hierarchy (continued)

Notes (continued):
(3)

Valued using a technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

Financial instruments included within level 3 of the fair value hierarchy primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs), other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4)	Comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities.

Notes to pro forma results (continued)

6. Financial instruments (continued)

Level 3 portfolios

	Carrying value
	30 September 2009			30 June 2009
	Core £bn	Non-Core £bn	Total £bn	Total £bn

Assets
Loans and advances	0.9	0.2	1.1	1.1
Debt securities:
- RMBS (1)	0.3	-	0.3	0.4
- CMBS (2)	0.3	-	0.3	0.4
- CDOs (3)	0.3	0.8	1.1	1.5
- CLOs (4)	0.2	0.8	1.0	0.7
- other ABS	0.9	0.3	1.2	0.6
- other	0.2	0.7	0.9	1.6
Equity shares	0.3	0.8	1.1	1.0
Derivatives:
- credit	1.4	2.0	3.4	5.1
- other	3.0	0.2	3.2	3.6

	7.8	5.8	13.6	16.0

Liabilities
Debt securities in issue	3.3	0.1	3.4	3.1
Derivatives
- credit	0.8	0.7	1.5	2.7
- other	1.5	0.1	1.6	1.5
Other portfolios	0.1	0.2	0.3	0.7

	5.7	1.1	6.8	8.0

Notes:
(1)	Residential mortgage-backed securities.
(2)	Commercial mortgage-backed securities.
(3)	Collateralised debt obligations.
(4)	Collateralised loan obligations.

Key points

•     Level 3 assets and liabilities reduced in the third quarter reflecting general tightening of credit spreads and greater price observability.

•     Decrease in level 3 assets of £2.4 billion; derivatives by £2.1 billion mainly due to credit spread effects and debt securities by £0.4 billion reflecting better price observability in asset-backed securities market.

•     Level 3 liabilities decreased by £1.2 billion with reduction in derivatives and other portfolios due to credit spread effects partially offset by increase in notes issued with embedded features.

Notes to pro forma results (continued)

6. Financial instruments (continued)

Own credit

When valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the first nine months of the year.

	Debt securities in issue
	Held-for -trading	Designated at fair value through profit and loss	Total	Derivatives (1)	Total
	£m	£m	£m	£m	£m

At 1 January 2009	1,346	1,027	2,373	450	2,823
Net effect of changes to credit spreads	242	(73)	169	54	223
Foreign exchange movements	(189)	(31)	(220)	-	(220)
New issues and redemptions (net)	(22)	11	(11)	-	(11)

At 1 July 2009	1,377	934	2,311	504	2,815
Net effect of changes to credit spreads	(308)	(84)	(392)	(166)	(558)
Foreign exchange movements	73	40	113	-	113
New issues and redemptions (net)	(9)	11	2	-	2

At 30 September 2009	1,133	901	2,034	338	2,372

Note:
(1)	The effect of change in foreign exchange rates, new issues and redemptions are not captured separately.

The effect of change in credit spreads could be reversed in future periods.

Notes to pro forma results (continued)

6. Financial instruments (continued)

Reclassification of financial instruments

During 2008, as permitted by amended IAS 39, the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category. There were further reclassifications from the held-for-trading category to the  loans and receivables category in the first nine months of 2009. The effect of the reclassifications and the balance sheet values of the assets were as follows.

	Additional gains that would have been recognised in the nine months to 30 September 2009 if reclassifications had not occurred			Additional gains that would have been recognised in the third quarter 2009 if reclassifications had not occurred
	Total	Reclassified in 2009	Reclassified in 2008	Total	Reclassified in 2009	Reclassified in 2008
	£m	£m	£m	£m	£m	£m

From held-for-trading to:
Available-for-sale	852	-	852	568	-	568
Loans and receivables	1,020	10	1,010	1,546	188	1,358

Total	1,872	10	1,862	2,114	188	1,926

	Assets reclassified in 2009	30 September 2009 All reclassifications		30 June 2009 All reclassifications
	Carrying value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m

From held-for-trading to:
Available-for-sale	-	8,159	8,159	8,442	8,442
Loans and receivables	1,988	14,971	11,961	16,458	12,158

	1,988	23,130	20,120	24,900	20,600

From available-for-sale to:
Loans and receivables	-	936	878	866	741

	1,988	24,066	20,998	25,766	21,341

During the quarter ended 30 September 2009, the balance sheet value of reclassified assets reduced by £1.7 billion. This was primarily due to disposals and repayments of £3.4 billion across a range of asset backed securities and loans, including disposals through restructures of £2.5 billion on real estate and leverage financed positions. Other movements include foreign exchange rate movements of £1.0 billion and gains taken to AFS reserve of £0.6  billion.

For assets reclassified from held-for-trading to available-for-sale, net unrealised losses recorded in equity at 30 September 2009 were £1.3 billion (30 June 2009 - £1.9 billion).

Notes to pro forma results (continued)

7. Debt securities

	UK central and local government	US central and local government	Other central and local government	Bank and building society	Asset backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2009
Held-for-trading	4,811	13,888	54,452	5,189	29,611	9,784	502	118,237
Designated as at
fair value through
profit or loss	374	3	391	453	377	1,101	6	2,705
Available-for-sale	11,940	9,146	31,506	9,014	51,787	5,400	439	119,232
Loans and receivables	11	-	1	41	8,848	2,174	32	11,107

	17,136	23,037	86,350	14,697	90,623	18,459	979	251,281

30 June 2009
Held-for-trading	7,753	9,526	43,289	5,079	32,539	8,266	958	107,410
Designated as at
fair value through
profit or loss	1,943	3	439	624	354	1,074	9	4,446
Available-for-sale	5,401	9,616	26,727	7,800	48,817	7,010	487	105,858
Loans and receivables	-	-	31	97	8,746	2,416	55	11,345

	15,097	19,145	70,486	13,600	90,456	18,766	1,509	229,059

31 December 2008
Held-for-trading	5,373	9,858	37,519	4,333	39,879	17,627	1,570	116,159
Designated as at
fair value through
profit or loss	2,085	510	456	-	236	1,551	456	5,294
Available-for-sale	11,330	6,145	21,735	10,549	62,067	5,689	1,207	118,722
Loans and receivables	-	-	-	114	8,961	3,749	160	12,984

	18,788	16,513	59,710	14,996	111,143	28,616	3,393	253,159

Notes to pro forma results (continued)

8. Derivatives

	30 September 2009		30 June 2009		31 December 2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	34,228	34,628	29,060	28,178	82,963	83,433
Currency swaps	30,838	30,053	32,678	30,841	53,231	54,413
Options purchased	18,528	-	18,384	-	36,688	-
Options written	-	16,998	-	17,908	-	34,946

Interest rate contracts
Interest rate swaps	337,824	327,217	330,175	316,416	547,566	530,843
Options purchased	64,191	-	61,058	-	99,176	-
Options written	-	64,547	-	60,122	-	102,210
Futures and forwards	2,989	2,772	3,635	2,836	7,600	6,620

Credit derivatives	49,019	42,512	64,382	59,715	142,367	132,734

Equity and commodity contracts	14,849	18,795	16,518	18,616	21,904	24,210

	552,466	537,522	555,890	534,632	991,495	969,409

Note:
(1)	Of the total above at 30 September, £23.6 billion (30 June 2009 - £30.5 billion) of assets and £20.2 billion (30 June 2009 - £27.9 billion) of liabilities relate to Non-Core.

The Group enters into master netting agreements in respect of its derivative activities. These arrangements give the Group a legal right to set-off derivative assets and liabilities with the same counterparty. They do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set off. They are, however, effective in reducing the Group's credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Of the £552 billion (30 June 2009 - £556 billion) derivatives assets shown above, £459 billion (30 June 2009 - £461 billion) were under such agreements. Furthermore, the Group holds substantial collateral against this net derivative asset exposure.

Risk and capital management

General

All disclosures in this section focus on the Group before RFS minority interests (hereafter 'pro forma basis' or 'results').

Capital

The Group aims to maintain appropriate levels of capital.  For details on capital adequacy, refer to the 2008 Annual Report and Accounts.

Capital resources and ratios

The Group's regulatory capital resources on a proportional consolidation basis, excluding RFS minority interest, at 30 September 2009 and in accordance with the Financial Services Authority (FSA) definitions, were as follows:

	30 September 2009	30 June 2009	31 December 2008
	£m	£m	£m

Capital base
Core Tier 1 capital: ordinary shareholders' funds and minority interests less intangibles	32,971	35,177	34,041
Preference shares and tax deductible securities	14,113	13,949	23,091
Tax on the excess of expected losses over provisions	922	599	308
Less deductions from Tier 1 capital	(388)	(329)	(316)

Tier 1 capital	47,618	49,396	57,124
Tier 2 capital	19,256	18,879	28,967
Tier 3 capital	-	232	260

	66,874	68,507	86,351
Less: Supervisory deductions	(4,781)	(4,536)	(4,155)

Total regulatory capital	62,093	63,971	82,196

Risk-weighted (or equivalent risk-weighted) assets
Credit risk	416,500	404,100	433,400
Counterparty risk	82,000	53,000	61,100
Market risk	62,300	56,300	46,500
Operational risk	33,900	33,900	36,800

	594,700	547,300	577,800

Risk asset ratio
Core Tier 1	5.5%	6.4%	5.9%
Tier 1	8.0%	9.0%	9.9%
Total	10.4%	11.7%	14.2%

Risk asset ratio (statutory basis)
Core Tier 1	6.5%	7.0%	6.6%
Tier 1	8.8%	9.3%	10.0%
Total	11.3%	11.9%	14.1%

Risk and capital management (continued)

Capital (continued)

Capital resources and ratios (continued)

The components of the Group's regulatory capital resources, in accordance with FSA definitions, were as follows:

	30 September 2009	30 June 2009	31 December 2008
	£m	£m	£m

Composition of regulatory capital
Tier 1
Ordinary shareholders' equity	48,820	47,820	45,525
Minority interests	2,185	2,123	5,436
Adjustments for:
Goodwill and other intangible assets - continuing	(15,339)	(15,117)	(16,386)
Unrealised losses on available-for-sale debt securities	2,317	4,194	3,687
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(145)	(25)	(984)
Reallocation of preference shares and innovative securities	(656)	(656)	(1,813)
Other regulatory adjustments	(711)	(263)	9
Less expected losses over provisions net of tax	(2,313)	(1,502)	(770)
Less securitisation positions	(1,187)	(1,397)	(663)

Core Tier 1 capital	32,971	35,177	34,041
Preference shares	11,313	11,207	16,655
Innovative Tier 1 securities	2,800	2,742	6,436
Tax on the excess of expected losses over provisions	922	599	308
Less deductions from Tier 1 capital	(388)	(329)	(316)

Total Tier 1 capital	47,618	49,396	57,124

Tier 2
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	145	25	984
Collective impairment allowances	850	744	666
Perpetual subordinated debt	4,230	4,094	9,079
Term subordinated debt	18,830	17,832	20,282
Minority and other interests in Tier 2 capital	11	11	11
Less deductions from Tier 2 capital	(4,810)	(3,827)	(2,055)

Total Tier 2 capital	19,256	18,879	28,967

Tier 3	-	232	260

Supervisory deductions
Unconsolidated investments	4,704	4,461	4,044
Other deductions	77	75	111

Total deductions other than from Tier 1 capital	4,781	4,536	4,155

Total regulatory capital	62,093	63,971	82,196

Risk and capital management (continued)

Credit risk

The key elements of the Group's credit risk management framework are detailed in the Group's 2008 Annual Report and Accounts.

Key developments in the year to date are:

•

The introduction of a new credit approval framework for wholesale credit, replacing credit committees with individual delegated authorities and requiring at least two individuals to approve each credit decision, one from the business and one from risk management.  Both individuals must hold sufficient delegated authority. The level of authority is  dependent on their experience and expertise, with only a small number of senior executives holding the highest authority granted under the framework.

•	Further refinement and embedding of the frameworks to manage the various dimensions of concentration risk: country, sector and single name.

Credit risk assets

Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.  Reverse repurchase agreements and issuer risk are excluded.

	30 September 2009	30 June 2009
	£bn	£bn

UK Retail	101	98
UK Corporate	111	100
Wealth	16	14
Global Banking & Markets	257	264
Global Transaction Services	7	7
Ulster Bank	45	40
US Retail and Commercial	55	56
RBS Insurance	3	3

Core	595	582
Non-Core	157	156

	752	738

Key points:

•	Credit risk assets increased by £14 billion, 2% in the third quarter but on a constant currency basis, credit risk assets fell slightly.

•	Part of the growth in UK Corporate and decrease in Global Banking & Markets reflects migration of portfolios between these divisions.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets by asset quality band

Asset quality band	PD range	30 September 2009
		Core	Non-Core	Total		30 June 2009		31 December 2008
		£bn	£bn	£bn	%	£bn	%	£bn	%

AQ1	0% - 0.034%	138	24	162	21.5	162	22.0	208	24.3
AQ2	0.034% – 0.048%	18	3	21	2.8	24	3.3	30	3.5
AQ3	0.048% – 0.095%	26	6	32	4.3	33	4.5	45	5.3
AQ4	0.095% - 0.381%	95	17	112	14.9	119	16.1	159	18.6
AQ5	0.381% - 1.076%	111	28	139	18.5	126	17.1	157	18.4
AQ6	1.076% - 2.153%	84	18	102	13.6	102	13.8	107	12.5
AQ7	2.153% - 6.089%	40	12	52	6.9	52	7.0	48	5.6
AQ8	6.089% - 17.222%	22	5	27	3.6	26	3.5	26	3.0
AQ9	17.222% - 100%	13	9	22	2.9	17	2.3	12	1.4
AQ10	100%	16	23	39	5.2	34	4.6	19	2.2
Other (1)		32	12	44	5.8	43	5.8	44	5.2

		595	157	752	100.0	738	100.0	855	100.0

Note:
(1)

'Other' largely comprises assets covered by the standardised approach for which a probability of default (PD) equivalent to those assigned to assets covered by the internal ratings based approach is not available.

The asset quality analysis above reflects the negative migration of the portfolios, with a general declining trend in the higher quality bands and an increase in lower quality bands.

Credit risk assets by industry sector

	30 September 2009			30 June 2009	31 December 2008
	Core	Non-Core	Total
	£bn	£bn	£bn	£bn	£bn

Personal	165	22	187	184	198
Banking and financial institutions	145	19	164	152	180
Property	58	48	106	104	113
Transport and storage	35	16	51	50	59
Manufacturing	41	9	50	54	68
Technology, media, telecommunications	21	14	35	35	42
Wholesale and retail trade	27	4	31	32	35
Public sectors and quasi-government	25	3	28	25	40
Building	19	5	24	26	29
Natural resources and nuclear	15	5	20	20	25
Power, water and waste	14	5	19	20	27
Tourism and leisure	15	4	19	18	20
Business services	12	2	14	14	15
Agricultural and fisheries	3	1	4	4	4

	595	157	752	738	855

Generally stable trend across most sectors is not reflected in the Banking and financial institutions where the nature of the exposure, largely short term and affected by market factors, tends to result in a more volatile trends.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets by geography

	30 September 2009			30 June 2009	31 December 2008
	Core	Non-Core	Total
	£bn	£bn	£bn	£bn	£bn

United Kingdom	275	51	326	324	327
Western Europe (excluding UK)	142	50	192	182	226
North America	101	30	131	136	178
Asia & Pacific	35	10	45	41	56
Latin America	16	9	25	24	31
CEE & Central Asia	16	3	19	17	22
Middle East & Africa	10	4	14	14	15

	595	157	752	738	855

Outside the UK, changes in part reflect the effect of foreign currency exchange rate movements during the quarter.

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending

The following table shows the estimated amount of loans classified as non-accrual, accruing past due and potential problem loans. The data is stated before deducting the value of security held or related provisions.

	30 September 2009			30 June 2009	31 December 2008
	Core	Non-Core	Total
	£m	£m	£m	£m	£m

Loans accounted for on a non-accrual basis: (3)
- Domestic (1)	6,236	6,621	12,857	11,971	8,579
- Foreign (2)	3,607	15,338	18,945	15,258	8,503

	9,843	21,959	31,802	27,229	17,082

Accruing loans which are contractually overdue 90 days or more as to principal or interest: (4)
- Domestic (1)	1,446	1,046	2,492	2,444	1,201
- Foreign (2)	405	309	714	1,056	508

	1,851	1,355	3,206	3,500	1,709

Total risk elements in lending (REIL)	11,694	23,314	35,008	30,729	18,791

Potential problem loans:(5)
- Domestic (1)	181	424	605	273	218
- Foreign (2)	6	8	14	23	8

Total potential problem loans (PPLs)	187	432	619	296	226

Closing provisions for impairment as a % of:
REIL	56%	38%	44%	45%	50%
REIL and PPLs	55%	37%	43%	44%	50%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	2.58%	14.61%	5.74%	5.01%	2.66%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	2.62%	14.88%	5.84%	5.08%	2.69%

Notes:
(1)	United Kingdom domestic transactions of the Group.
(2)	Transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(3)	All loans against which an impairment provision is held are reported in the non-accrual category.
(4)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(5)

Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

Risk and capital management (continued)

Credit risk (continued)

Impairment loss provision methodology

The impairment loss provision methodology is detailed in the 2008 Annual Report and Accounts.

Impairment charge

The following table shows total impairment losses charged to the income statement.

	Quarter ended					Nine months ended
	30 September 2009			30 June 2009	30 Sept 2008	30 Sept 2009	30 Sept 2008
	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m

New impairment losses	1,266	2,127	3,393	4,738	1,329	11,054	2,946
Less: recoveries of amounts previously written off	(53)	(61)	(114)	(75)	(49)	(254)	(187)

Charge to income statement	1,213	2,066	3,279	4,663	1,280	10,800	2,759

Comprising:
Loan impairment losses	1,107	2,155	3,262	4,520	1,023	10,058	2,429
Impairment losses on available-for-sale securities	106	(89)	17	143	257	742	330

Charge to income statement	1,213	2,066	3,279	4,663	1,280	10,800	2,759

Analysis of loan impairment charge

	Quarter ended					Nine months ended
	30 September 2009			30 June 2009	30 Sept 2008	30 Sept 2009	30 Sept 2008
	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m

Latent loss impairment charge	249	(13)	236	616	137	960	275
Collectively assessed impairment charge	572	463	1,035	1,008	636	3,038	1,576
Individually assessed impairment charge (1)	286	1,689	1,975	2,889	250	6,036	578

Charge to income statement	1,107	2,139	3,246	4,513	1,023	10,034	2,429

Charge as a % of customer loans and advances - gross (2)	0.99%	5.37%	2.14%	2.96%	0.64%	2.21%	0.51%

Notes:
(1)

Excludes loan impairment charges against loans and advances to banks for the quarter of £16 million (quarter ended 30 June 2009 - £7 million, 30 September 2008 - £nil million and nine months ended 30 September 2009 - £24 million and 30 September 2008 - £nil million).

(2)	Gross of provisions and excluding reverse repurchase agreements.

Risk and capital management (continued)

Liquidity risk

Global developments in 2009

Following a difficult first quarter, most indicators of stresses in financial markets are close to or better than before the collapse of Lehman Brothers in September 2008. Liquidity conditions in money and debt markets have improved significantly since the beginning of Q2 2009. Contributing to the improvement has been a combination of ongoing central bank and other official liquidity support schemes, guarantee schemes and rate cuts. Signs of improvement in underlying macroeconomic trends also helped to sustain a recovery in debt markets.

Important developments in central bank liquidity programmes since February include:

•

In the UK, the Bank of England reduced interest rates to 0.5% in March, and later the same month the Bank of England initiated 'quantitative easing' through its Asset Purchase Facility. Gilt purchases dominate activity to date, while direct purchases of commercial paper and corporate bonds have been relatively small.

•	In the US, the Federal Reserve has maintained its target for the funds rate at 0-0.25% while supplementing its credit-easing programmes with a new Term Asset-Backed Securities Loan Facility (TALF) although initial take up of the TALF has been slow.

•	In the Euro Area, the European Central Bank (ECB) decided in early May to hold three 1-year repo operations against its general collateral list. The first of these was received enthusiastically in June, resulting in significant supply of ECB liquidity to the banking system and bringing downward pressure on short term rates.

Following the economic and financial crisis, regulators across the world have continued to review their respective liquidity regulation. In particular the FSA published its new policy statement (PS09/16) at the beginning of October 2009. The new regulation will be phased in over a number of years with the first element covering systems and controls, effective 1 December 2009 and new reporting requirements being introduced during 2010. In addition the requirements for liquidity buffers will be introduced over a number of years recognising the position of the economic cycle and the potential for increased liquidity buffers, above the "back-stop" levels to impact the availability of credit. The Group has a program in place to address the new FSA requirements, with the Group to continue building its liquidity reserves together with reducing the customer funding gap.

        Liquidity Policy

The policy of the Group is to ensure that it is able to meet its obligations as they fall due.

The Group has an approved risk appetite supported by explicit targets and metrics to control the size and extent of both short-term and long-term liquidity risk. The Group Asset and Liability Committee (GALCO), chaired by the Group Finance Director, has the responsibility to set Group policy and ensure that it is cascaded and communicated to the business divisions. Group Treasury is the functional area with responsibility for monitoring and control of the Group's funding and liquidity positions.

Group Treasury is supported by a governance process that includes a Liquidity Risk forum comprising functional areas across the organisation that are responsible for liquidity management, including monitoring through divisional and regional asset and liability committees.

Risk and capital management (continued)

Liquidity risk (continued)

Liquidity management

The Group's liquidity reserves at 30 September 2009 were £140 billion, up £19 billion compared to June 2009. The Group has increased the term of its wholesale funding to improve its liquidity position. The size of medium term note issuance increased from £104,190 million in June 2009 to £112,091 million in September 2009. The overall amount of wholesale funding has increased from £416,417 million to £437,882 million at September 2009. The Group has actively sought to manage its liquidity position through improving the short-term duration of wholesale funding, supplemented by long-term issuance, government guaranteed debt, and a program of ensuring our assets are eligible as collateral using central bank liquidity schemes.

Structural balance sheet management

Structural balance sheet management focuses principally on ensuring the gap between customer loans and customer deposits is maintained at a reasonable level to reduce the need for wholesale funding, and more importantly short-term wholesale funding. Through pro-actively focussing on customer deposit growth and de-leveraging initiatives, the Group aims to improve the structural balance sheet.

A key structural balance sheet measure for the Group is the Loans to deposits ratio (gross), and this has improved from 145% to 142% at September 2009. The gap between customer loans and customer deposits (excluding repos) improved by £14 billion from £178.0 billion as at 30 June 2009 to £164 billion as at 30 September 2009. The Group is continuing to develop diversified sources of funding across its retail, corporate and wholesale franchises in line with the strategy to rely more on retail and other customer funds to support its lending business.

Additional measures to improve the structural balance sheet have focused on reducing the size of the multi seller conduits business, down by £4.5 billion to £30.5 billion at 30 September 2009, which relies upon funding assets through the issuance of short term asset back commercial paper.

Stress testing

The Group uses stress tests as a tool to evaluate the impact of disrupted market conditions and specific events, to measure the impact both on and off balance sheet. The stress tests show the degree of resilience in times of stress and the ability for contingency actions to mitigate stressed conditions. The assumptions and nature of the risks driving the stress tests are refined and updated in light of changing conditions.

Contingency planning

Contingency plans developed to anticipate the potential for deterioration in market conditions and ensure that the Group can respond to adverse developments. The contingency plan considers actions including the use of liquid assets, reduction in lending commitments, and the use of collateral and management of derivative exposures.

Risk and capital management (continued)

Liquidity risk (continued)

Funding profile

In line with stated targets, the Group will seek to improve its liquidity position by attracting appropriate mix of customer deposits and wholesale funding;

	30 September 2009		30 June 2009		31 December 2008
	£m	%	£m	%	£m	%

Deposits by banks (1)	138,584	16.1	135,601	16.3	178,943	18.8

Debt securities in issue:
Commercial paper	45,508	5.3	49,270	5.9	69,891	7.3
Certificates of deposits	79,305	9.2	76,095	9.2	73,925	7.8
MTNs	112,091	13.0	104,190	12.5	94,298	9.9
Other (bonds)	12,440	1.4	4,394	0.5	14,231	1.5
Securitisations	16,869	2.0	14,761	1.8	17,113	1.8

	266,213	30.9	248,710	29.9	269,458	28.3

Subordinated debt	33,085	3.8	32,106	3.9	43,678	4.6

Total wholesale funding	437,882	50.8	416,417	50.1	492,079	51.7
Customer deposits (1)	423,769	49.2	415,267	49.9	460,318	48.3

Total	861,651	100.0	831,684	100.0	952,397	100.0

Note:

(1)  Excluding repurchase agreements and stock lending.

The mix of funding has remained relatively unchanged from June 2009 to September 2009. Increases in customer deposits of £8,502 million and wholesale funding of £21,465 million resulted in a slightly larger proportion of wholesale funding of 50.8% compared to 50.1% for June 2009. The Group manages actively the funding profile through targeting of structural funding measures such as loans to deposits gaps and also through its liquidity management.

Deposits by banks

The short term debt markets have improved markedly over the course of 2009 and the Group has been able to readily access this source of funding with improved maturities and reduced costs of spread. This easing of market conditions has enabled the Group to significantly reduce reliance on central bank facilities.

Risk and capital management (continued)

Liquidity risk (continued)

Debt securities in issue and subordinated liabilities

The proportion of outstanding debt instruments issued, with a remaining maturity of greater than 12 months, has decreased from 46.8% at 30 June 2009 to 45.7% at 30 September 2009. The outstanding amount with a maturity greater than 12 months has increased from £131,551 million at June 2009 to £136,871 million at 30 September reflecting the increased term funding issuances over the period.

	30 September 2009				30 June 2009		31 December 2008
	Debt securities in issue	Sub- ordinated debt	Total
	£m	£m	£m	%	£m	%	£m	%

Less than one year	159,296	3,131	162,427	54.3	149,265	53.2	172,234	55.0
1-5 years	70,458	4,769	75,227	25.1	67,390	24.0	61,842	19.8
More than 5 years	36,459	25,185	61,644	20.6	64,161	22.8	79,060	25.2

Total	266,213	33,085	299,298	100.0	280,816	100.0	313,136	100.0

Customer deposits

An important source of funding for the Group is customer deposits that are diversified across the retail, wealth and small and medium enterprise customer base. The Group maintains customer depositor taking activities across the geographies in which it operates to maintain access to this stable source of core funding. The level of customer deposits increased over the period from £415,267 million at 30 June 2009 to £423,769 million at 30 September 2009.

Repo agreements

As at 30 September 2009 the Group had £69.5 billion of customer secured funding and £39.8 billion of bank secured funding which includes borrowing using central bank funding schemes. With markets continuing to stabilise through the course of 2009, the Group has reduced its reliance on secured funding from central bank liquidity schemes significantly.

Undrawn commitments

The Group saw an increase in undrawn commitments from £297 billion at 30 June 2009 to £305 billion at 30 September 2009 as a result of a combination of foreign exchange movements and new business.

Conduits

The Group has a multi-seller conduit business that funds assets through the issuance of short term asset backed commercial paper. The total of assets held in Group sponsored conduits fell from £35.0 billion at 30 June 2009 to £30.5 billion at 30 September 2009 as the Group reduced its exposure to this business in line with strategy. This reduced the liquidity risk to the Group through the commitments provided for this type of business.

Risk and capital management (continued)

Market risk

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and treasury portfolios through a comprehensive market risk management framework.  This framework contains limits based on, but not limited to: value-at-risk (VaR), scenario analysis, position and sensitivity analyses.

The VaR disclosure is analysed between trading and non-trading where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group's businesses.

Trading VaR (pro forma and statutory basis)

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 September 2009 (as of and for quarter ended)
Interest rate	58.3	43.3	84.6	34.2
Credit spread	176.1	150.3	211.6	135.7
Currency	17.2	18.2	26.2	10.5
Equity	14.9	19.8	23.2	9.0
Commodity	16.7	25.8	30.0	9.8
Diversification effects		(94.8)

	175.0	162.6	214.7	121.3

Core	99.5	121.9	134.7	72.9
Non-Core	117.2	91.3	161.0	62.4

30 June 2009 (as of and for quarter ended)
Interest rate	70.6	81.4	112.8	48.0
Credit spread	163.3	199.6	231.2	90.8
Currency	15.6	15.6	31.4	9.2
Equity	13.2	11.7	19.0	8.3
Commodity	15.8	11.5	21.4	11.3
Diversification effects		(129.2)

	167.1	190.6	229.0	97.3

Core	92.0	94.3	125.1	54.2
Non-Core	112.8	130.4	166.5	60.8

Key points:

•	Trading VaR includes hedges taken against the risk of counterparty failures. The standalone VaR for these positions was £26.4 million at 30 September 2009 (30 June 2009 - £29.9 million).

•	Average interest rate VaR decreased in Q3 due to a reduction in positions in the flow rates business.

•	Credit spread period end VaR reduced significantly in Q3 due to positions relating to credit derivative product companies being capitalised under Pillar II approach from end of August 2009 and hence excluded from the VaR measure from this date.

Risk and capital management (continued)

Market risk (continued)

Non-trading VaR

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 September 2009 (as of and for quarter ended)
Interest rate	13.6	13.6	16.3	11.5
Credit spread	220.0	240.5	245.8	180.3
Currency	1.7	3.1	5.8	0.6
Equity	3.5	3.4	3.7	3.3
Diversification effects		(35.5)

	212.6	225.1	234.3	182.7

Core	123.0	134.0	142.7	81.0
Non-Core	105.5	94.9	120.2	94.9

30 June 2009 (as of and for quarter ended)
Interest rate	14.9	16.6	16.7	12.9
Credit spread	214.9	205.4	270.3	189.6
Currency	1.7	1.1	3.8	0.6
Equity	3.0	3.7	3.7	2.2
Diversification effects		(27.0)

	213.7	199.8	274.9	186.2

Core	88.6	81.6	133.5	65.7
Non-Core	131.9	132.6	145.3	120.2

The data in the tables above exclude exposures to super senior tranches of asset-backed CDOs, as VaR does not provide an appropriate measure of risk for these exposures due to the continued illiquidity and opaqueness of pricing these instruments.

The Group's VaR should be interpreted in light of the limitations of the methodologies used, as follows:

•

Historical Simulation VaR may not provide the best estimate of future market movements as it can only provide a prediction of the future based on events that occurred in the two year time series. Therefore, events more severe than those in the historical data series cannot be predicted.

•	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	VaR uses a one-day time horizon which will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business however, positions may change substantially during the course of the trading day and intraday profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

Key points:

•	Non-Core VaR decreased in Q3 due to a reduction in asset-backed security exposures.

•	Core VaR increased in Q3 reflecting downgrades in residential mortgage-backed positions and the effect of counterparties exercising put options on credit sensitive bonds.

Risk and capital management (continued)

Market turmoil exposures

Explanatory note

These disclosures are focused around certain of the Group's exposures which have been particularly affected by the widespread market disruptions.  They reflect the recommendations in the report of the Financial Stability Forum on Enhancing Market and Institutional Resilience and the Committee of European Banking Supervisors report on banks' transparency on activities and products affected by the recent market turmoil.

Acronyms used in Market turmoil exposures section

The following acronyms are used in this section

ABCP	Asset-backed commercial paper
ABS	Asset-backed security
CDO	Collateralised debt obligation
CDPC	Credit derivative product company
CDS	Credit default swap
CLO	Collateralised loan obligation
CMBS	Commercial mortgage-backed security
Fannie Mae	Federal National Mortgage Association
Freddie Mac	Federal Home Loan Mortgage Corporation
Ginnie Mae	Government National Mortgage Association
GSE	Government Sponsored Entity
RMBS	Residential mortgage-backed security
SPE	Special purpose entity
US agencies	Ginnie Mae, Fannie Mae, Freddie Mac and similar entities

Risk and capital management (continued)

Market turmoil exposures (continued)

Asset-backed exposures

The carrying value of the Group's debt securities at 30 September 2009 was £251.3 billion compared with £229.1 billion at 30 June 2009. This comprised:

•	securities issued by central and local governments of £126.5 billion (30 June 2009 - £104.7 billion);

•	securities issued by banks and building societies of £14.7 billion (30 June 2009 - £13.6 billion);

•	asset-backed securities of £90.6 billion (30 June 2009 - £90.5 billion); and

•	securities issued by corporates and other entities of £19.4 billion (30 June 2009 - £20.3 billion).

The Group's credit market activities gave rise to risk concentrations in asset-backed securities that have been particularly affected by the market turmoil experienced in the second half of 2007 and in 2008.

The table below summarises the net exposures and balance sheet carrying values of these securities by the product and geography of the underlying assets, at 30 September 2009 and 30 June 2009.

	US		UK		Europe		RoW		Total
	Sept 09	Jun 09	Sept 09	Jun 09	Sept 09	Jun 09	Sept 09	Jun 09	Sept 09	Jun 09
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net exposure:
RMBS: G10 governments (2)	27,916	30,798	316	271	16,064	14,771	35	37	44,331	45,877
RMBS: prime	3,171	3,184	3,465	3,166	3,416	3,461	211	188	10,263	9,999
RMBS: non-conforming	1,002	912	2,005	2,015	130	124	-	-	3,137	3,051
RMBS: sub-prime	516	493	345	340	156	143	299	271	1,316	1,247
CMBS	2,529	2,691	1,159	1,115	659	618	22	39	4,369	4,463
CDOs (3)	1,038	851	83	63	561	542	17	-	1,699	1,456
CLOs	1,055	1,035	55	61	1,266	1,036	181	15	2,557	2,147
Other ABS	2,389	2,392	1,380	1,154	4,750	4,644	1,022	594	9,541	8,784

Total	39,616	42,356	8,808	8,185	27,002	25,339	1,787	1,144	77,213	77,024

Carrying value:
RMBS: G10 governments (2)	27,916	30,798	316	271	16,064	14,771	35	37	44,331	45,877
RMBS: prime	3,228	3,242	4,272	3,880	4,462	4,445	290	196	12,252	11,763
RMBS: non-conforming	1,011	919	2,005	2,015	130	123	-	-	3,146	3,057
RMBS: sub-prime	1,001	906	349	347	164	152	350	311	1,864	1,716
CMBS	3,248	3,201	1,242	1,199	1,007	1,017	175	145	5,672	5,562
CDOs	2,866	3,895	212	137	719	784	108	140	3,905	4,956
CLOs	6,306	6,199	91	88	1,661	1,400	723	36	8,781	7,723
Other ABS	3,097	2,966	1,468	1,252	4,798	4,694	1,309	890	10,672	9,802

Total	48,673	52,126	9,955	9,189	29,005	27,386	2,990	1,755	90,623	90,456

Key points:

•

Total asset-backed securities, both net exposure and carrying value, at 30 September 2009 were at similar levels to the half year due to a combination of foreign exchange effects and tightening credit spreads, offset by redemptions.

Risk and capital management (continued)

Market turmoil exposures (continued)

Asset-backed exposures (continued)

Key points (continued)

•

US securities declined in value. US agency trading portfolio decreased by £3.5 billion reflecting balance sheet reduction. CDO carrying values reduced by a net £1 billion as a result of some positions being classified as derivatives following change in valuation from macro level pricing to disaggregated collateral net asset values. This net decrease however included an increase in super senior positions reflecting higher prices of underlying collateral, with average prices increasing from 16% at 30 June 2009 to 21% at 30 September 2009.

•	European securities increased by £1.6 billion, primarily on Dutch government backed issues due to foreign currency effects and improved pricing.

•	Security backed by assets originated in other countries increased by £1.2 billion mainly due to tightening of credit spreads and foreign exchange effects.

Risk and capital management (continued)

Market turmoil exposures (continued)

Asset-backed exposures (continued)

The table below summarises the net exposures and balance sheet carrying values of asset-backed securities by the product and measurement classification of the underlying assets, at 30 September 2009 and 30 June 2009.

	Held-for-trading		Available-for-sale		Loans and receivables		Designated at fair value		Total
	Sept 09	Jun 09	Sept 09	Jun 09	Sept 09	Jun 09	Sept 09	Jun 09	Sept 09	Jun 09
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net exposure: (1)
RMBS: G10 governments (2)	13,282	16,228	31,049	29,649	-	-	-	-	44,331	45,877
RMBS: prime	3,449	3,218	5,886	5,910	793	751	135	120	10,263	9,999
RMBS: non-conforming	399	346	1,235	1,217	1,503	1,488	-	-	3,137	3,051
RMBS: sub-prime	490	439	452	432	360	363	14	13	1,316	1,247
CMBS	1,227	1,326	1,522	1,531	1,420	1,413	200	193	4,369	4,463
CDOs (3)	813	668	601	464	284	323	1	1	1,699	1,456
CLOs	115	293	1,839	1,287	603	567	-	-	2,557	2,147
Other ABS	773	461	4,870	4,466	3,885	3,841	13	16	9,541	8,784

Total	20,548	22,979	47,454	44,956	8,848	8,746	363	343	77,213	77,024

Carrying value:
RMBS: G10 governments (2)	13,282	16,228	31,049	29,649	-	-	-	-	44,331	45,877
RMBS: prime	5,438	4,981	5,886	5,910	793	751	135	120	12,252	11,762
RMBS: non-conforming	408	353	1,235	1,217	1,503	1,488	-	-	3,146	3,058
RMBS: sub-prime	711	628	779	712	360	363	14	13	1,864	1,716
CMBS	2,298	2,241	1,740	1,704	1,420	1,413	214	204	5,672	5,562
CDOs	2,265	3,243	1,355	1,389	284	323	1	1	3,905	4,956
CLOs	3,435	3,386	4,743	3,770	603	567	-	-	8,781	7,723
Other ABS	1,774	1,479	5,000	4,466	3,885	3,841	13	16	10,672	9,802

Total	29,611	32,539	51,787	48,817	8,848	8,746	377	354	90,623	90,456

Notes:

(1)

Net exposures represent the carrying value after taking account of hedge protection purchased from monolines and other counterparties but exclude the effect of counterparty credit valuation adjustments. The hedges provide credit protection of principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

(2)	RMBS: G10 government securities comprises securities that are:
	(a)	guaranteed or effectively guaranteed by the US government, through its support for US federal agencies and GSEs;
	(b)	guaranteed by the Dutch government; and
	(c)	covered bonds, referencing primarily Dutch and Spanish government-backed loans.
(3)	Includes super senior net exposures of £796 million (30 June 2009 - £548 million).

Risk and capital management (continued)

Market turmoil exposures (continued)

Counterparty valuation adjustments

Credit valuation adjustments

Counterparty valuation adjustments (CVAs) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

	30 September 2009	30 June 2009
	£m	£m

Monoline insurers	6,300	6,845
CDPCs	592	821
Other counterparties	1,856	1,821

Total CVA adjustments	8,748	9,487

The Group purchased protection from monoline insurers ("monolines") mainly against specific ABS, CDOs and CLOs.  Monolines are entities which specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty.  This protection is typically held in the form of derivatives such as credit default swaps (CDSs), referencing the underlying exposures held by the Group.

The Group also purchased credit protection, both tranched and single name credit derivatives, from credit derivative product companies (CDPCs). CDPCs are similar to monolines however they are not regulated as insurers.  The Group's exposure to CDPCs is predominantly due to tranched credit derivatives ("tranches"). A tranche references a portfolio of assets and provides protection against total portfolio default losses exceeding a certain percentage of the portfolio notional (the attachment point) up to another percentage (the detachment point).

The CVA for monolines is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads. The majority of the monoline CVAs relate to credit derivative hedging exposures to ABSs.  The CDPC CVA is calculated using a similar approach. However, in the absence of market observable credit spreads, the cost of hedging the counterparty risk is estimated by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

The CVA for all other counterparties is calculated by reference to observable credit spreads. The calculation is performed on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the risk.

Key points:

•	Monolines: CVA reduced in Q3 2009 due to an increase in the fair value of underlying assets.

•	CDPCs: CVA declined primarily due to the effect of higher prices of underlying assets.

•	CVA relating to other counterparties increased as additional reserves were taken against specific counterparties following downgrades.

Risk and capital management (continued)

Market turmoil exposures (continued)

Monoline insurers

The Group's exposure (all in Non-Core) to monoline counterparties is analysed in the table below:

	30 September 2009	30 June 2009
	£m	£m

Gross exposure to monolines	9,752	10,950
Hedges with financial institutions	(539)	(524)
Credit valuation adjustment	(6,300)	(6,845)

Net exposure to monolines	2,913	3,581

The net income statement effect arising from the change in level of monoline CVA and related trades is shown below. The reduction in CVA is primarily due to the impact of price increases on underlying assets which reduced the CDS protection against the monolines. These price increases also contributed to a reduction in value of the CDS hedging reclassified debt securities accounted for on an amortised cost basis. Spread tightening on CMBX indices contributed to the losses on the hedges offset.

£m

Credit valuation adjustment at 30 June 2009	(6,845)
Credit valuation adjustment at 30 September 2009	(6,300)

Decrease in credit valuation adjustment	545
Hedges, foreign exchange and other movements	(228)
Net effect relating to reclassified debt securities (1)	(401)

Net income statement effect	(84)

Note:

(1)  Includes impairment losses.

Risk and capital management (continued)

Market turmoil exposures (continued)

The asset categories protected by CDSs written by monolines and the related CVA by monoline credit rating at the balance sheet date are analysed in the table below.

	30 September 2009				30 June 2009
	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m	£m	£m	£m	£m

AAA/AA rated	7,421	5,628	1,793	623	7,689	5,601	2,088	910
Sub-investment grade	15,850	7,891	7,959	5,677	15,993	7,131	8,862	5,935

Total:	23,271	13,519	9,752	6,300	23,682	12,732	10,950	6,845

Of which:
CDOs	4,870	774	4,096	3,126	4,972	687	4,285	2,745
RMBS	84	70	14	2	79	66	13	2
CMBS	4,317	1,974	2,343	1,592	4,260	1,569	2,691	1,947
CLOs	10,214	8,211	2,003	907	10,563	8,014	2,549	1,396
Other ABS	3,092	2,107	985	502	3,055	1,978	1,077	559
Other	694	383	311	171	753	418	335	196

	23,271	13,519	9,752	6,300	23,682	12,732	10,950	6,845

Risk and capital management (continued)

Market turmoil exposures (continued)

Monoline insurers (continued)

The Group also has indirect exposure to monolines through wrapped securities and other assets with credit enhancement monolines. These securities are traded with the benefit of this credit enhancement. Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Credit derivative product companies

The Group's exposure to CDPCs has reduced considerably due to a combination of tighter credit spreads and a decrease in the relative value of senior tranches compared to the underlying reference portfolios.

The overall level of CVA has decreased in line with the reduction in the exposure, however, on a relative basis the CVA has increased. This reflects the perceived deterioration of the credit quality of the CDPCs as reflected by ratings downgrades.

The Group's exposure to CDPC is analysed in the table below:

	30 September 2009	30 June 2009
	£m	£m

Gross exposure to CDPCs	1,593	2,303
Credit valuation adjustment	(592)	(821)

Net exposure to CDPCs	1,001	1,482

The net income statement effect arising from the change in level of CVA and related trades is shown in the table below.  The Group has additional market risk hedges in place which effectively cap the exposure to CDPCs where the Group has significant risk.  As the exposure to these CDPCs has reduced, losses have been incurred on the additional hedges.  These losses, together with losses arising on trades hedging CVA, are the primary cause of the loss arising on hedges, foreign exchange and other movements.

£m

Credit valuation adjustment at 30 June 2009	(821)
Credit valuation adjustment at 30 September 2009	(592)

Decrease in credit valuation adjustment	229
Hedges, foreign exchange and other movements	(505)

Net income statement effect	(276)

Risk and capital management (continued)

Market turmoil exposures (continued)

Further analysis of the Group's exposure to CDPCs (predominantly Non-Core) by CDPC credit rating is shown below. Some of the CDPCs with the AAA/AA and A/BBB rating at 31 December 2008 were subsequently downgraded or had ratings withdrawn.

	30 September 2009				30 June 2009
	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m	£m	£m	£m	£m

AAA/AA rated	1,683	1,650	33	10	1,636	1,580	56	18
A/BBB rated	1,092	1,062	30	6	15,965	14,484	1,481	470
Sub-investment grade	17,685	16,486	1,199	446	1,399	1,097	302	151
Rating withdrawn	4,041	3,710	331	130	3,914	3,450	464	182

	24,501	22,908	1,593	592	22,914	20,611	2,303	821

Leveraged finance

The table below shows the Group's global markets sponsor-led, leveraged finance exposures by industry and geography.  All these exposures are in Non-Core.

	30 September 2009					30 June 2009
	Americas	UK	Europe	RoW	Total	Americas	UK	Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (1)	1,669	1,692	1,578	570	5,509	1,625	1,652	1,477	506	5,260
Industrial	1,634	1,620	1,833	226	5,313	1,616	1,553	1,641	175	4,985
Retail	69	505	1,405	81	2,060	69	1,134	1,327	79	2,609
Other	272	1,536	1,368	146	3,322	350	1,566	1,228	131	3,275

	3,644	5,353	6,184	1,023	16,204	3,660	5,905	5,673	891	16,129

Net exposure:
TMT (1)	1,340	1,563	1,502	553	4,958	1,283	1,517	1,367	506	4,673
Industrial	497	1,201	1,629	224	3,551	578	1,126	1,416	172	3,292
Retail	69	488	1,329	81	1,967	69	537	1,257	79	1,942
Other	272	1,470	1,354	147	3,243	350	1,383	1,204	131	3,068

	2,178	4,722	5,814	1,005	13,719	2,280	4,563	5,244	888	12,975
Of which:
Drawn	1,835	3,992	4,537	916	11,280	1,825	3,859	4,193	813	10,690
Undrawn	343	730	1,277	89	2,439	455	704	1,051	75	2,285

	2,178	4,722	5,814	1,005	13,719	2,280	4,563	5,244	888	12,975
Of which:
Syndicate portfolio (2)	1,423	1,314	1,075	71	3,883	1,428	1,398	1,125	88	4,039
Hold portfolio	755	3,408	4,739	934	9,836	852	3,165	4,119	800	8,936

	2,178	4,722	5,814	1,005	13,719	2,280	4,563	5,244	888	12,975

Notes:
(1)	Telecommunications, media and technology.
(2)	Includes held-for-trading exposures of £38 million at 30 June 2009.

Additionally, there are UK Corporate leveraged finance net exposures of £7.5 billion at 30 September 2009 (30 June 2009 - £6.9 billion) relating to debt and banking facilities provided to UK mid-corporates.

Risk and capital management (continued)

Market turmoil exposures (continued)

The table below analyses the movement in the amounts reported above.

	Drawn	Undrawn	Total
	£m	£m	£m

Balance at 1 July 2009	10,690	2,285	12,975
Sales	(19)	1	(18)
Repayments and facility reductions	(52)	(23)	(75)
Funded deals	69	(69)	-
Changes in fair value	(10)	28	18
Impairment provisions	(170)	-	(170)
Exchange and other movements	772	217	989

Balance at 30 September 2009	11,280	2,439	13,719

During Q3 the Group's sterling exposure has increased largely as a result of the strengthening of US dollar and Euro against sterling, partly offset by a number of impairments and write-offs.

Special purpose entities

For background on the Group's involvement with securitisations and special purpose entities (SPEs), refer to Business Review - SPEs and conduits in the Annual Report and Accounts 2008.

Securitisations

The table below details the carrying amount by asset category of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits, where the assets continue to be recorded on the Group's balance sheet.

	30 September 2009		30 June 2009			31 December 2008
	Assets	Liabilities	Assets		Liabilities	Assets		Liabilities
	£m	£m	£m		£m	£m		£m

Residential mortgages	79,394	18,263	69,266	*	17,812	55,714	*	20,075
Credit card receivables	2,975	1,607	2,975		1,567	3,004		3,197
Other loans	9,997	1,039	10,472		1,031	1,679		1,071
Finance lease receivables	743	739	950		750	1,077		857

* revised

The increase in residential mortgage and other loan assets in the third quarter primarily relate to balances that have been securitised to facilitate access to central bank special liquidity schemes.  As all the notes issued by the SPEs are purchased by Group companies, securitised assets are significantly greater than secured liabilities.

Risk and capital management (continued)

Market turmoil exposures (continued)

Conduits

The exposure from conduits which are consolidated, including those to which the Group is economically exposed on a shared basis with other consortium members and its involvement with third-party conduits, is set out below.
The Group's multi-seller conduits have continued to fund the vast majority of their assets through ABCP issuance. The relative stability experienced in the first half has continued in Q3 2009 with increased demand from ABCP investors. The average maturity of ABCP issued by the Group's conduits was 52.2 days at 30 September 2009, relatively consistent with 55.2 days at 30 June 2009.

Sponsored conduits

	30 September 2009			30 June 2009	31 December 2008
	Core	Non-core	Total	Total	Total
	£m	£m	£m	£m	£m

Total assets held by the conduits (1)	26,226	4,277	30,503	35,007	49,857

Commercial paper issued (1)	25,383	3,155	28,538	33,452	48,684

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	814	1,165	1,979	1,440	1,172
- undrawn	31,396	3,959	35,355	39,744	57,929
Programme-wide liquidity	-	-	-	-	-
PWCE (2)	1,193	350	1,543	1,663	2,391

	33,403	5,474	38,877	42,847	61,492

Maximum exposure to loss (3)	32,199	5,044	37,243	41,184	59,101

Third party conduits

	30 September 2009			30 June 2009	31 December 2008
	Core	Non-core	Total	Total	Total
	£m	£m	£m	£m	£m

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	148	2,383	2,531	2,361	3,078
- undrawn	517	37	554	1,161	198
Programme-wide liquidity:
- drawn	-	-	-	99	102
- undrawn	-	-	-	-	504
PWCE (2)	-	-	-	-	-

	665	2,420	3,085	3,621	3,882

Maximum exposure to loss (3)	665	1,874	2,539	3,621	3,882

Notes:
(1)	Total assets and commercial paper issued relating to conduits shared with consortium members was £9 billion (30 June 2009 - £11 billion; 31 December 2008 - £14 billion).
(2)	Programme-wide credit enhancement.
(3)

Maximum exposure to loss is the total of the Group's liquidity commitments to conduits and programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.  Third party maximum exposure to loss is reduced by repo trades conducted with an external counter party.

Risk and capital management (continued)

Market turmoil exposures (continued)

Structured investment vehicles

The Group does not sponsor any structured investment vehicles.

Investment funds set up and managed by the Group

The Group has established and manages a number of money market funds for its customers. When a new money market fund is launched, the Group typically provides a limited amount of seed capital to the funds. The Group has investments in these funds of £611.9 million at 30 September 2009 (30 June 2009 - £723.2 million). These funds are not consolidated by the Group.

Money market funds

The Group's money market funds held assets of £11.6 billion at 30 September 2009 (30 June 2009 - £13.2 billion).

Non-money market funds

The Group has also established a number of non-money market funds to enable investors to invest in a range of assets including bonds, equities, hedge funds, private equity and real estate. As the Group does not have significant holdings in these funds, they are not consolidated by the Group.

The Group non-money market funds had total assets of £15 billion at 30 September 2009 (30 June 2009 - £14.2 billion).

Statutory results

The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet and related notes presented on pages 102 to 113 inclusive are on a statutory basis and include the results and financial position of ABN AMRO. The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

  Condensed consolidated income statement

for the quarter ended 30 September 2009 (unaudited)

In the income statement below, amortisation of purchased intangible assets and integration and restructuring costs are included in operating expenses. Data for 2008 have been restated for the amendment to IFRS 2 'Share-based Payment'.

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Interest receivable	7,594	8,941	12,085	25,930	36,263
Interest payable	(3,731)	(4,962)	(7,295)	(13,693)	(22,778)

Net interest income	3,863	3,979	4,790	12,237	13,485

Fees and commissions receivable	2,226	2,451	2,550	7,214	7,467
Fees and commissions payable	(541)	(656)	(583)	(1,881)	(1,771)
Income/(loss) from trading activities	1,091	283	1,219	3,085	(2,154)
Gain on redemption of own debt	-	3,790	-	3,790	-
Other operating income (excluding insurance premium income)	169	254	439	1,383	2,074
Net insurance premium income	1,272	1,352	1,547	4,093	4,703

Non-interest income	4,217	7,474	5,172	17,684	10,319

Total income	8,080	11,453	9,962	29,921	23,804

Staff costs	(2,792)	(2,805)	(2,733)	(8,800)	(8,291)
Premises and equipment	(748)	(745)	(623)	(2,281)	(1,841)
Other administrative expenses	(1,325)	(1,276)	(1,207)	(4,007)	(3,627)
Depreciation and amortisation	(687)	(595)	(758)	(2,044)	(2,281)
Write-down of goodwill and other intangible assets	-	(311)	-	(311)	-

Operating expenses*	(5,552)	(5,732)	(5,321)	(17,443)	(16,040)

Profit before other operating charges and impairment losses	2,528	5,721	4,641	12,478	7,764
Net insurance claims	(1,209)	(1,047)	(1,046)	(3,343)	(3,235)
Impairment losses	(3,488)	(4,970)	(1,397)	(11,548)	(3,058)

Operating (loss)/profit before tax	(2,169)	(296)	2,198	(2,413)	1,471
Tax credit/(charge)	597	682	(785)	1,038	(452)

(Loss)/profit from continuing operations	(1,572)	386	1,413	(1,375)	1,019
(Loss)/profit from discontinued operations, net of tax	(19)	54	3,526	(81)	3,760

(Loss)/profit for the period	(1,591)	440	4,939	(1,456)	4,779
Minority interests	36	(148)	(3,849)	(595)	(4,301)
Other owners' dividends	(245)	(432)	(219)	(791)	(434)

(Loss)/profit attributable to ordinary shareholders	(1,800)	(140)	871	(2,842)	44

*Operating expenses include:

Integration and restructuring costs:
- administrative expenses	321	352	280	1,047	582
- depreciation and amortisation	3	3	9	11	23

	324	355	289	1,058	605
Amortisation of purchased intangible assets	73	55	119	213	381

	397	410	408	1,271	986

  Condensed consolidated statement of comprehensive income

for the quarter ended 30 September 2009 (unaudited)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(1,591)	440	4,939	(1,456)	4,779

Other comprehensive income:
Available-for-sale financial assets	3,079	1,447	(1,737)	1,419	(3,533)
Cash flow hedges	(90)	472	(619)	274	(293)
Currency translation	1,777	(3,726)	1,103	(2,504)	4,612
Tax on other comprehensive income	(857)	(72)	552	(379)	975

Other comprehensive income for the period, net of tax	3,909	(1,879)	(701)	(1,190)	1,761

Total comprehensive income for the period	2,318	(1,439)	4,238	(2,646)	6,540

Attributable to:
Equity shareholders	1,243	(364)	1,135	(1,903)	199
Minority interests	1,075	(1,075)	3,103	(743)	6,341

	2,318	(1,439)	4,238	(2,646)	6,540

Financial review

Loss

Loss before tax for the quarter was £2,169 million compared with a loss of £296 million in the second quarter of 2009.

Total income

Total income fell 29% to £8,080 million in the third quarter of the year.

Net interest income decreased by 3% to £3,863 million.

Non-interest income decreased to £4,217 million in the quarter.

Operating expenses

Operating expenses decreased to £5,552 million of which integration and restructuring costs were £324 million compared with £355 million in the second quarter.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 15% to £1,209 million.

Impairment losses

Impairment losses were £3,488 million, compared with £4,970 million in the second quarter of 2009.

Taxation
The effective tax rate for the third quarter of 2009 was 27.5% compared with 230.4% in the second quarter.

Earnings

Basic earnings per ordinary share, including discontinued operations, worsened from a loss of 0.3p to a loss of 3.2p.

Capital

Capital ratios at 30 September 2009 were 6.5% (Core Tier 1), 8.8% (Tier 1) and 11.3% (Total).

  Condensed consolidated balance sheet

at 30 September 2009 (unaudited)

	30 September 2009	30 June 2009	31 December 2008 (audited)
	£m	£m	£m

Assets
Cash and balances at central banks	37,147	39,946	12,400
Net loans and advances to banks	68,858	60,330	79,426
Reverse repurchase agreements and stock borrowing	37,190	35,076	58,771
Loans and advances to banks	106,048	95,406	138,197
Net loans and advances to customers	725,766	722,260	835,409
Reverse repurchase agreements and stock borrowing	43,463	47,514	39,313
Loans and advances to customers	769,229	769,774	874,722
Debt securities	270,366	244,089	267,549
Equity shares	20,594	17,580	26,330
Settlement balances	28,639	23,264	17,832
Derivatives	555,072	557,284	992,559
Intangible assets	18,531	18,180	20,049
Property, plant and equipment	19,900	17,895	18,949
Deferred taxation	8,367	8,392	7,082
Prepayments, accrued income and other assets	22,385	23,265	24,402
Assets of disposal groups	4,877	3,848	1,581

Total assets	1,861,155	1,818,923	2,401,652

Liabilities
Bank deposits	126,551	126,852	174,378
Repurchase agreements and stock lending	39,816	44,142	83,666
Deposits by banks	166,367	170,994	258,044
Customer deposits	556,088	540,674	581,369
Repurchase agreements and stock lending	69,465	75,015	58,143
Customer accounts	625,553	615,689	639,512
Debt securities in issue	292,419	274,180	300,289
Settlement balances and short positions	71,952	60,287	54,277
Derivatives	540,005	537,064	971,364
Accruals, deferred income and other liabilities	28,802	30,121	31,482
Retirement benefit liabilities	1,808	1,731	2,032
Deferred taxation	4,090	4,022	4,165
Insurance liabilities	10,113	9,542	9,976
Subordinated liabilities	37,663	35,703	49,154
Liabilities of disposal groups	8,232	7,498	859

Total liabilities	1,787,004	1,746,831	2,321,154

Equity:
Minority interests	17,485	16,426	21,619
Owners' equity*
Called up share capital	14,120	14,120	9,898
Reserves	42,546	41,546	48,981

Total equity	74,151	72,092	80,498

Total liabilities and equity	1,861,155	1,818,923	2,401,652

*Owners' equity attributable to:
Ordinary shareholders	48,820	47,820	45,525
Other equity owners	7,846	7,846	13,354

	56,666	55,666	58,879

Commentary on condensed consolidated balance sheet

Total assets of £1,861.2 billion at 30 September 2009 were up £42.2 billion, 2%, compared with 30 June 2009, primarily due to exchange rate movements following the weakening of sterling since June.

Loans and advances to banks increased by £10.6 billion, 11%, to £106.0 billion with reverse repurchase agreements and stock borrowing ('reverse repos') up by £2.1 billion, 6% to £37.2 billion and growth in bank placings, up £8.5 billion, 14%, to £68.9 billion as a result of increased wholesale lending.

Loans and advances to customers were down £0.5 billion at £769.2 billion. Within this, reverse repos decreased by 9%, £4.0 billion to £43.4 billion. Excluding reverse repos, lending increased by £3.5 billion to £725.8 billion or by £5.1 billion, 1%, before impairment provisions.  This reflected reductions in Global Banking & Markets of £11.0 billion, Non-Core, £9.5 billion, US Retail & Commercial, £2.2 billion, and Ulster Bank, £0.8 billion, partially offset by growth in UK Retail, £3.8 billion, UK Corporate & Commercial, £1.3 billion, Wealth, £1.0 billion, and Global Transaction Services, £0.7 billion, together with the effect of exchange rate movements, £22.0 billion.

Debt securities increased by £26.3 billion, 11%, to £270.4 billion and equity shares increased by £3.0 billion, 17%, to £20.6 billion, principally due to increased holdings in Global Banking & Markets, Group Treasury, in part reflecting a £6.0 billion growth in the gilt liquidity portfolio, and the RFS minority interest.

Settlement balances were up £5.4 billion, 23%, at £28.6 billion as a result of increased customer activity.

Deposits by banks declined by £4.6 billion, 3%, to £166.4 billion, largely due to a decrease in repurchase agreements and stock lending ('repos'), down £4.3 billion, 10%, to £39.8 billion.

Customer accounts were up £9.9 billion, 2%, to £625.6 billion. Within this, repos decreased £5.5 billion, 7%, to £69.5 billion.  Excluding repos, deposits increased by £15.4 billion, 3%, to £556.1 billion, with reductions in Global Banking & Markets, down £9.0 billion and the RFS minority interest, down £2.2 billion, more than offset by growth across all other divisions, up £11.1 billion, and the effect of exchange rate movements, £15.4 billion.

Debt securities in issue increased £18.2 billion, 7% to £292.4 billion mainly as a result of growth in Global Banking & Markets and Group Treasury, partly to fund the growth in the gilt liquidity portfolio, together with the effect of movements in exchange rates.
Settlement balances and short positions were up £11.7 billion, 19%, to £72.0 billion reflecting increased customer activity.
Subordinated liabilities rose by £2.0 billion, 5%, to £37.7 billion, due to the issue of £0.7 billion undated loan capital and the effect of exchange rate movements and other adjustments, £2.2 billion, partially offset by the redemption of £0.9 billion undated loan capital.

Owners' equity increased by £1.0 billion, 2% to £56.7 billion. Reductions in available-for-sale reserve losses of £2.1 billion, net of tax, and exchange rate movements of £0.6 billion were offset in part by the £1.5 billion attributable loss for the period and the payment of other owners' dividends of £0.2 billion.

Notes on statutory results

1.	Basis of preparation

The IMS for the nine months ended 30 September 2009 has been prepared on a going concern basis. The directors have reviewed the Group's forecasts, projections and other relevant evidence including the ongoing measures from governments and central banks in the UK and around the world to sustain the banking sector. Whilst the Group has received no guarantees, the directors have a reasonable expectation, based on experience to date, of continued and sufficient access to funding and capital and, accordingly, that the Group will continue in operational existence for the foreseeable future.

2.	Pensions

The pension cost for the nine months ended September 2009 amounting to £674 million (nine months ended 30 September 2008 - £521 million; full year 2008 - £638 million) is based on the actuarially determined pension cost rates at 31 December 2008.  The pension cost and scheme deficits  have not been adjusted for market movements since 31 December 2008 or for Board approved changes to the Group's main scheme.

3.	Litigation

United Kingdom

In common with other banks in the United Kingdom, RBS and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the 'Charges') as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the 'Regulations') or being unenforceable penalties (or both).

On 27 July 2007, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks' contractual terms relating to the Charges in force in early 2008 (the 'Current Terms'). The judgment held that the Current Terms used by RBS and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations.

RBSG (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the RBS and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the 'Historic Terms'). The High Court made an order to this effect in October 2008.

RBSG and the other banks have appealed against the rulings in April 2008 and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008. The Court of Appeal delivered its judgment on 26 February 2009 and rejected the appeals. The House of Lords granted RBSG and the other banks leave to appeal the Court of Appeal's decision. That further appeal took place on 23 June 2009. The House of Lords' (now the Supreme Court) judgment is likely to be delivered later in 2009.  The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

Notes on statutory results

3.	Litigation (continued)

United Kingdom (continued)

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of RBS's and most of NatWest's Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. RBSG has not appealed that decision.

The issues relating to the legal status and enforceability of the Charges are complex. RBSG maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. RBSG cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

United States

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements - they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group's position. In light of these developments the Group does not expect that these claims will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including RBS Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

Notes on statutory results

3.	Litigation (continued)

United States (continued)

RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and SEC Rule 10b-5. The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBS Series Q, R, S, T and/or U Non-cumulative Dollar Preference Shares issued pursuant or traceable to the 8 April 2005 Registration Statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

4.	Regulatory enquiries and investigations

The Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the UK, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the UK and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required, and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group, its business, reputation, results of operations or the price of securities issued by it.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have an adverse impact on the Group's businesses and earnings.

Notes on statutory results

4.	Regulatory enquiries and investigations (continued)

European Union

In the European Union, regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.
In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF") arrangement for cross-border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross border MIFs by 21 June 2008.  MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the Group has intervened in the appeal proceedings. In April 2009 MasterCard agreed a level of cross-border MIF with the European Commission and as a result the European Commission has advised it will no longer investigate this issue (although MasterCard is continuing with its appeal).  Visa's MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross-border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. There is no deadline for the closure of the inquiry.

United Kingdom

In the UK, in September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance ("PPI"). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7 February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission ("CC") for an in-depth inquiry. The CC published its final report on 29 January 2009. It found a lack of competition in the PPI market as a result of various factors, including a lack of transparency and barriers to entry for standalone providers. The CC therefore announced its intention to impose by order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays subsequently appealed certain CC findings to the Competition Appeal Tribunal (the "CAT"). On 16 October 2009, the CAT handed down judgment, quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review.

Notes on statutory results

4.	Regulatory enquiries and investigations (continued)

United Kingdom (continued)

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008 announced that it intends to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the FOS and many of these are being upheld by the FOS against the banks.

In September 2009,  the FSA issued a consultation paper on guidance on the fair assessment of PPI mis-selling complaints and, where necessary, the provision of an appropriate level of redress. The consultation also covers rules requiring firms to re-assess (against the new guidance) all PPI mis-selling complaints received and rejected since 14 January 2005. A policy statement containing final guidance and rules is expected by the end of December 2009, for implementation in January 2010. The consultation currently indicates that the FSA will be requiring firms to have completed their review of past complaints within 12 months of the date the new rules are implemented.  Separately, discussions continue between the FSA and RBS in respect of concerns expressed by the FSA over certain categories of historic PPI sales.
The OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the Group's business in this sector. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.
On 29 March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct a market study into personal current accounts in the UK and a formal investigation into the fairness of bank current account charges.
On 16 July 2008, the OFT published the results of its market study into personal current accounts in the UK. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted. The OFT then began a process of consultation with the banking industry, consumer groups and interested parties on its report.
On 7 October 2009, the OFT published a report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

Notes on statutory results

4.	Regulatory enquiries and investigations (continued)

United Kingdom (continued)

The OFT's investigation into the fairness of bank current account charges is ongoing. On 12 August 2008, the OFT indicated to the Group and other banks that, although it had not concluded its investigation and had reached no final view, it had serious concerns that contractual terms relating to the Charges in personal current account agreements were unfair under the Regulations. The OFT is currently consulting with the Group and other banks on this issue. The OFT has advised it will make further comments on the complexity of unarranged overdrafts after the judgment from the Supreme Court regarding the test case, referred to in Note 3 above, has been handed down.
Given the stage of the investigation, the Group cannot reliably estimate the impact of any adverse outcome of the OFT's market study or investigation upon it, if any. However, the Group is co-operating fully with the OFT to achieve resolution of the matters under investigation.
On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. On 1 March 2007, the Group adopted a policy of charging all customers the fee applicable at the time the customers took out the mortgage or, if later, varied their mortgage. RBS believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.
In April 2009 the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. The Group and its subsidiaries are cooperating fully with the review and investigation.

United States

In connection with a previously disclosed investigation of ABN AMRO's New York Branch by US regulatory authorities, ABN AMRO and members of ABN AMRO's management continue to provide information to law enforcement authorities relating to ABN AMRO's dollar clearing activities, United States Department of Treasury compliance procedures and other Bank Secrecy Act of 1970 compliance matters. Although no written agreement has yet been reached and negotiations are ongoing, ABN AMRO has reached an agreement in principle with the United States Department of Justice that would resolve all presently known aspects of the ongoing investigation. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement in which ABN AMRO would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue co-operating in the United States' ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of $500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

Notes on statutory results

4.	Regulatory enquiries and investigations (continued)

United States (continued)

The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. The investigation is in its very early stages and therefore it is difficult to predict the potential exposure from such an investigation. At this time RBS Securities Inc. is fully cooperating with the request.
In addition to the above, certain of the Group's subsidiaries have received requests for information from various  United States governmental agencies, self-regulatory organisations and state governmental agencies, including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBS and its subsidiaries are co-operating with these various requests for information and investigations.

5.	Goodwill

The Group's goodwill acquired in business combinations is reviewed annually as at 30 September for impairment by comparing the recoverable amount of each cash generating unit to which goodwill has been allocated with its carrying value.

Impairment reviews have been undertaken in respect of all RBS businesses as at 30 September 2009 and no further impairment of goodwill has been identified.

Due to complexities relating to legal separation of the other consortium members' interests in ABN AMRO, the detailed impairment review of goodwill attaching to the minority interest in ABN AMRO has not yet been completed. A preliminary review indicates that goodwill relating to the State of Netherlands minority interest is not impaired; the detailed impairment review will be completed prior to the Group's financial year end.

Capital resources and ratios - statutory

	30 September 2009	30 June 2009	31 December 2008
	£m	£m	£m

Capital base
Core Tier 1 capital	44,831	46,173	46,190
Preference shares and tax deductible securities	15,745	14,793	24,038
Deductions from Tier 1 capital net of tax credit on expected losses	184	(79)	(381)

Tier 1 capital	60,760	60,887	69,847
Tier 2 capital	21,616	21,078	32,223
Tier 3 capital	-	232	260

	82,376	82,197	102,330
Less: Supervisory deductions	(4,781)	(4,536)	(4,155)

Total regulatory capital	77,595	77,661	98,175

Risk-weighted assets
Credit risk	510,400	512,000	551,300
Counterparty risk	82,000	53,000	61,100
Market risk	62,300	56,300	46,500
Operational risk	33,900	33,900	36,900

	688,600	655,200	695,800

Risk asset ratio
Core Tier 1	6.5%	7.0%	6.6%
Tier 1	8.8%	9.3%	10.0%
Total	11.3%	11.9%	14.1%

Capital resources and ratios - statutory

Capital resources
	30 September 2009	30 June 2009	31 December 2008
Composition of regulatory capital	£m	£m	£m

Tier 1
Ordinary shareholders' equity	48,820	47,820	45,525
Minority interests	17,485	16,426	21,619
Adjustments for:
Goodwill and other intangible assets - continuing	(18,531)	(18,180)	(20,049)
Unrealised losses on available-for-sale debt securities	2,317	4,194	3,687
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(145)	(25)	(984)
Reallocation of preference shares and innovative securities	(656)	(656)	(1,813)
Other regulatory adjustments	(959)	(507)	(362)
Less expected losses over provisions	(2,313)	(1,502)	(770)
Less securitisation positions	(1,187)	(1,397)	(663)

Core Tier 1 capital	44,831	46,173	46,190
Preference shares	11,313	11,207	16,655
Innovative Tier 1 securities	4,432	3,586	7,383
Tax on the excess of expected losses over provisions	922	599	308
Less deductions from Tier 1 capital	(738)	(678)	(689)

Total Tier 1 capital	60,760	60,887	69,847

Tier 2
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	145	25	984
Collective impairment allowances	850	744	666
Perpetual subordinated debt	4,980	4,844	9,829
Term subordinated debt	20,790	19,630	23,162
Minority and other interests in Tier 2 capital	11	11	11
Less deductions from Tier 2 capital	(5,160)	(4,176)	(2,429)

Total Tier 2 capital	21,616	21,078	32,223

Tier 3	-	232	260

Supervisory deductions
Unconsolidated investments	4,704	4,461	4,044
Other deductions	77	75	111

Total deductions other than from Tier 1 capital	4,781	4,536	4,155

Total regulatory capital	77,595	77,661	98,175

Additional information

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ('the Act'). The statutory accounts for the year ended 31 December 2008 have been filed with the Registrar of Companies. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat